                                                                       EXHIBIT C

                                                                  EXECUTION COPY

                              SEPARATION AGREEMENT

                                 by and between

                           GENERAL MOTORS CORPORATION

                                       and

                         HUGHES ELECTRONICS CORPORATION


                            Dated as of April 9, 2003


                                TABLE OF CONTENTS

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ARTICLE 1 CERTAIN INTERCOMPANY MATTERS......................................................................      3

         Section 1.1.      Ancillary Separation Agreements..................................................      3
         Section 1.2.      Insurance Matters................................................................      4
         Section 1.3.      Registration Rights..............................................................      5
         Section 1.4.      GM Contingent Liabilities........................................................      6
         Section 1.5.      Publicity........................................................................      7
         Section 1.6.      Director and Officer Insurance...................................................      7
         Section 1.7.      Closing Agreement................................................................      9

ARTICLE 2 CONFIDENTIALITY...................................................................................      9

         Section 2.1.      Treatment of Confidential Information............................................      9
         Section 2.2.      Legally Required Disclosure of Confidential Information..........................     10
         Section 2.3.      Policies and Procedures..........................................................     10

ARTICLE 3 CONTINUING INFORMATION SUPPORT....................................................................     11

         Section 3.1.      Access to Information............................................................     11
         Section 3.2.      Production of Witnesses..........................................................     11
         Section 3.3.      Reimbursement....................................................................     11
         Section 3.4.      Retention of Records.............................................................     12

ARTICLE 4 EXPENSES..........................................................................................     12

         Section 4.1.      General..........................................................................     12
         Section 4.2.      Certain Transaction Costs........................................................     12

ARTICLE 5 INDEMNIFICATION...................................................................................     13

         Section 5.1.      Indemnification by Hughes........................................................     13
         Section 5.2.      Indemnification by GM............................................................     14
         Section 5.3.      Certain Definitions..............................................................     16
         Section 5.4.      Other Liabilities................................................................     17
         Section 5.5.      Tax Effects of Indemnification...................................................     18
         Section 5.6.      Effect of Insurance Upon Indemnification.........................................     18
         Section 5.7.      Procedure for Indemnification Involving Third-Party Claims.......................     19
         Section 5.8.      Procedure for Indemnification Not Involving Third-Party Claims...................     20
         Section 5.9.      Exclusive Remedies...............................................................     20

ARTICLE 6 TERMINATION.......................................................................................     21

         Section 6.1.      Termination of Agreement.........................................................     21
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                                TABLE OF CONTENTS
                                   (Continued)

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         Section 6.2.      Effect of Termination............................................................     21

ARTICLE 7 MISCELLANEOUS.....................................................................................     21

         Section 7.1.      Further Assurances...............................................................     21
         Section 7.2.      Survival.........................................................................     21
         Section 7.3.      Notices..........................................................................     21
         Section 7.4.      Interpretation; Absence of Presumption...........................................     22
         Section 7.5.      Counterparts.....................................................................     23
         Section 7.6.      Entire Agreement; Severability...................................................     23
         Section 7.7.      Third Party Beneficiaries........................................................     23
         Section 7.8.      Governing Law....................................................................     24
         Section 7.9.      Specific Performance.............................................................     24
         Section 7.10.     Assignment.......................................................................     24
         Section 7.11.     Amendment........................................................................     24
         Section 7.12.     Dispute Resolution...............................................................     24
         Section 7.13.     Consent to Jurisdiction..........................................................     24
         Section 7.14.     Conditions to Obligation to Close................................................     25

                                    EXHIBITS

Exhibit A-1      Amended and Restated Agreement for the Allocation of United
                 States Income Taxes

Exhibit A-2      Agreement for the Allocation of United States Income Taxes,
                 effective as of December 29, 1985, by and among General Motors
                 Corporation, Hughes Electronics Corporation (formerly GM Hughes
                 Electronics Corporation), HE Holdings, Inc. (formerly Hughes
                 Aircraft Company), and Delco Electronics Corporation, as amended

Exhibit A-3      Tax Sharing Agreement, dated as of December 17, 1997, by and among General Motors Corporation, Hughes Electronics
                 Corporation and HE Holdings, Inc. (subsequently renamed
                 Raytheon Company), as amended

Exhibit B        Form of Special Employee Items Agreement

Exhibit C        Intellectual Property Agreement, effective as of September 25,
                 2001, by and among General Motors Corporation and Hughes
                 Electronics Corporation


                             INDEX OF DEFINED TERMS

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Affiliate...................................................................................................     16
Agreement...................................................................................................      1
Ancillary Separation Agreements.............................................................................      4
Applicable Law..............................................................................................     18
Business Days...............................................................................................     19
Certificates................................................................................................     14
Closing Date................................................................................................      2
Code........................................................................................................      3
Confidential Information....................................................................................     10
Confidentiality Agreement...................................................................................     21
Control.....................................................................................................     16
D&O Insurance...............................................................................................      7
D&O Insurance Policy........................................................................................      8
Disclosure Documents........................................................................................     12
Employee Benefit Plan Registration Rights Agreement.........................................................      5
ERISA Affiliate.............................................................................................     16
Exchange Act................................................................................................     11
FCC.........................................................................................................     12
Final Determination.........................................................................................     18
GM..........................................................................................................      1
GM $1-2/3 Common Stock......................................................................................      2
GM Affiliate................................................................................................     16
GM Business.................................................................................................     17
GM Certificate of Incorporation.............................................................................      1
GM Charter Amendment........................................................................................      1
GM Class H Common Stock.....................................................................................      1
GM Disclosure Portions......................................................................................     15
GM Financial Advisors.......................................................................................     13
GM Indemnitees..............................................................................................     17
GM Sales Process Claim......................................................................................     16
Governmental Authority......................................................................................      7
Hourly Pension Plan.........................................................................................      5
Hughes......................................................................................................      1
Hughes Affiliate............................................................................................     17
Hughes Business.............................................................................................     17
Hughes Class B Common Stock.................................................................................      1
Hughes Common Stock.........................................................................................      1
Hughes Covered Person.......................................................................................      8
Hughes DCLs.................................................................................................      9
Hughes Disclosure Portions..................................................................................     13
Hughes ERISA Affiliate......................................................................................     14
Hughes Financial Advisors...................................................................................     12
Hughes Group................................................................................................      9


                             INDEX OF DEFINED TERMS
                                   (Continued)

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Hughes Indemnitees..........................................................................................     17
Hughes Permits..............................................................................................     12
Hughes Separation Transactions..............................................................................      2
Hughes Succession Agreement.................................................................................      6
Indemnifying Party..........................................................................................     18
Indemnitee..................................................................................................     18
Indemnity Payment...........................................................................................     18
Insurance Policy............................................................................................      4
Insurance Proceeds..........................................................................................     18
Interim Period..............................................................................................      6
Liabilities.................................................................................................      7
Losses......................................................................................................     17
Merger......................................................................................................      2
Merger Agreement............................................................................................      2
Merger Sub..................................................................................................      2
NPAL........................................................................................................      2
Person......................................................................................................      6
PRIMESTAR Registration Rights Agreement.....................................................................      5
Proxy/Consent Solicitation Statement........................................................................     12
Purchaser...................................................................................................      1
Purchaser Stock.............................................................................................      2
Qualified Subsidiary........................................................................................      1
Registration Rights Agreements..............................................................................      5
Registration Statements.....................................................................................     12
Representatives.............................................................................................      9
Request.....................................................................................................     20
Salaried Pension Plan.......................................................................................      5
Securities Act..............................................................................................      5
Separate Counsel............................................................................................     19
Service Agent...............................................................................................     25
Shares......................................................................................................      1
Special Dividend............................................................................................      1
Split-Off...................................................................................................      1
Split-Off Effective Time....................................................................................      4
Stock Purchase Agreement....................................................................................      1
Stock Sale..................................................................................................      1
Subsidiary..................................................................................................      2
Surviving Corporation.......................................................................................      2
Surviving Corporation Class B Common Stock..................................................................      2
Surviving Corporation Common Stock..........................................................................      2
Tax.........................................................................................................     10
Tax Allocation Agreement....................................................................................      3
Third-Party Claim...........................................................................................     19
Transactions................................................................................................      2
U.S. Trust..................................................................................................      5

                             INDEX OF DEFINED TERMS
                                   (Continued)

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VEBA........................................................................................................      5
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                                      -vi-

                              SEPARATION AGREEMENT

     This Separation Agreement (this "Agreement") is made and entered into as of April 9, 2003, by and between General Motors Corporation, a Delaware corporation ("GM"), and Hughes Electronics Corporation, a Delaware corporation and a wholly owned subsidiary of GM ("Hughes").

     WHEREAS, Hughes is currently a wholly owned subsidiary of GM;

     WHEREAS, the currently outstanding GM Class H Common Stock (as defined in the Stock Purchase Agreement (as defined below)) represents an approximately 80.1% indirect economic interest in the financial performance of Hughes, and GM retains an approximately 19.9% economic interest in the financial performance of Hughes;

     WHEREAS, simultaneously with the Stock Sale (as defined below), GM, pursuant to provisions that have been implemented pursuant to the Stock Purchase Agreement (as defined below) by means of an amendment of the General Motors Corporation Restated Certificate of Incorporation (the "GM Certificate of Incorporation") substantially in the form set forth as Exhibit A to the Stock Purchase Agreement (the "GM Charter Amendment"), shall distribute to the holders of record of GM Class H Common Stock as of immediately prior to the Split-Off Effective Time (as defined below) shares of Hughes Common Stock (as defined in the Stock Purchase Agreement) in exchange for all of the outstanding shares of GM Class H Common Stock in accordance with the GM Certificate of Incorporation, as amended pursuant to the GM Charter Amendment, and the GM Class H Common Stock shall thereupon be redeemed and cancelled (the "Split-Off");

     WHEREAS, GM and Hughes desire to consummate the separation of Hughes from GM on the terms set forth in this Agreement and to set forth certain rights and obligations of GM with respect to the separation of Hughes from GM pursuant to the Split-Off;

     WHEREAS, pursuant to the Split-Off, Hughes shall become an independent, publicly owned company, separate from and no longer wholly owned by GM;

     WHEREAS, prior to and as a condition to the Split-Off, Hughes shall distribute a special cash dividend to GM in an amount equal to Two Hundred Seventy-Five Million Dollars ($275,000,000) (the "Special Dividend");

     WHEREAS, simultaneously with, and as a condition to consummation of the Split-Off, GM shall sell to The News Corporation Limited, an Australia corporation ("Purchaser") (or a Qualified Subsidiary (as defined in the Stock Purchase Agreement) of Purchaser designated by Purchaser) and Purchaser shall purchase (or cause its Qualified Subsidiary to purchase) from GM, all of its shares of Hughes Class B Common Stock (as defined in the Stock Purchase Agreement), representing its retained economic interest in Hughes immediately prior to the Split-Off, held as of such time (the "Shares") for the purchase price and upon the terms and conditions set forth in that certain Stock Purchase Agreement entered into by and among General Motors Corporation, Hughes Electronics Corporation and The News Corporation Limited on the date hereof (the "Stock Purchase Agreement") (the "Stock Sale");

     WHEREAS, Purchaser's Subsidiary (as defined in the Stock Purchase Agreement) NPAL (as defined in the Stock Purchase Agreement) currently owns all of the outstanding capital stock of GMH Merger Sub, Inc., a Delaware corporation ("Merger Sub");

     WHEREAS, immediately following the consummation of the Split-Off and the Stock Sale, Hughes and Purchaser shall merge Merger Sub with and into Hughes (the "Merger"), with Hughes as the surviving corporation (the "Surviving Corporation"), as more fully described in that certain Agreement and Plan of Merger by and among The News Corporation Limited, GMH Merger Sub, Inc. and Hughes Electronics Corporation dated as of April 9, 2003 (the "Merger Agreement");

     WHEREAS, pursuant to the Merger, (x) all of the Shares shall remain outstanding as shares of Class B common stock, par value $0.01 per share of the Surviving Corporation (the "Surviving Corporation Class B Common Stock") and shall immediately after the Merger Effective Time, convert into an equal number of shares of common stock of the Surviving Corporation ("Surviving Corporation Common Stock"), (y) all of the outstanding capital stock of Merger Sub shall be converted into shares of Surviving Corporation Common Stock, such that immediately following the Merger Effective Time (as defined in the Stock Purchase Agreement), Purchaser and its Subsidiaries own, including the shares described in clause (x) above, thirty-four percent (34%) of the aggregate number of issued and outstanding shares of Surviving Corporation Common Stock and Surviving Corporation Class B Common Stock, and (z) all of the shares of Hughes Common Stock outstanding as of immediately prior to the Merger Effective Time not held by Purchaser or any Subsidiary of Purchaser shall be converted into shares of Surviving Corporation Common Stock representing sixty-six percent (66%) of the aggregate number of shares of Surviving Corporation Common Stock and Surviving Corporation Class B Common Stock outstanding immediately after the Merger Effective Time and Purchaser Stock (as defined in the Merger Agreement) and/or cash, as applicable, in accordance with the terms and conditions of the Merger Agreement;

     WHEREAS, the Special Dividend, the consummation of the Split-Off and the separation of Hughes from GM as contemplated by this Agreement (collectively, the "Hughes Separation Transactions" and, together with the Stock Sale and the Merger, the "Transactions") are conditioned on, among other things, the approval by the holders of a majority of the outstanding shares of GM $1-2/3 Common Stock (as defined in the Stock Purchase Agreement) and by the holders of a majority of the outstanding shares of GM Class H Common Stock, each voting as a separate class and both voting together as a single class based on their respective per share voting power, of matters pertaining to the Transactions, including the GM Charter Amendment;

     WHEREAS, the consummation of the Stock Sale is conditioned upon the consummation of the Split-Off and shall occur on the Closing Date (as defined in the Stock Purchase Agreement) at the time of the consummation of the Split-Off;

     WHEREAS, the consummation of the Merger is conditioned upon the consummation of the Split-Off and the Stock Sale and shall occur on the Closing Date immediately after the consummation of the Split-Off and the Stock Sale;

     WHEREAS, Purchaser is unwilling to acquire any shares of Hughes capital stock unless Hughes shall become a publicly-traded company simultaneously with such acquisition;

     WHEREAS, the parties intend the Split-Off to qualify as a distribution of Hughes stock to GM stockholders with respect to which no gain or loss will be recognized pursuant to Section 355 and related provisions of the Internal Revenue Code of 1986, as amended, together with the rules and regulations promulgated thereunder (the "Code"), by GM, Hughes and their respective stockholders; and

     WHEREAS, the respective Boards of Directors of GM and Hughes have determined that the transactions contemplated hereby are advisable, desirable and in the best interests of their respective stockholders and, by resolutions duly adopted, the respective Boards of Directors of GM and Hughes have approved and adopted this Agreement.

     NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereby agree as follows:

                                   ARTICLE 1

                          CERTAIN INTERCOMPANY MATTERS

     Section 1.1. Ancillary Separation Agreements. GM and Hughes, together with their respective affiliates specified therein, have entered into either prior to, or concurrently with, the execution of this Agreement, each of the following:

     (a) the Amended and Restated Agreement for the Allocation of United States Income Taxes between General Motors Corporation and Hughes Electronics Corporation in the form set forth as Exhibit A-1 hereto (the "Tax Allocation Agreement");

     (b) the Agreement for the Allocation of United States Income Taxes, effective as of December 29, 1985, by and among General Motors Corporation, Hughes Electronics Corporation (formerly GM Hughes Electronics Corporation), HE Holdings, Inc. (formerly Hughes Aircraft Company), and Delco Electronics Corporation, as amended, a copy of which is set forth as Exhibit A-2 hereto;

     (c) the Tax Sharing Agreement, dated as of December 17, 1997, by and among General Motors Corporation, Hughes Electronics Corporation and HE Holdings, Inc. (subsequently renamed Raytheon Company), as amended, a copy of which is set forth as Exhibit A-3 hereto;

     (d) the Special Employee Items Agreement between General Motors Corporation and Hughes Electronics Corporation, in the form set forth as Exhibit B hereto; and

     (e) the Intellectual Property Agreement, effective as of September 25, 2001, by and among General Motors Corporation and Hughes Electronics Corporation, a copy of which is set forth as Exhibit C hereto (collectively with the agreements specified in clauses
(a) through (d) above, the "Ancillary Separation Agreements").

     Section 1.2. Insurance Matters.

     (a) Cooperation in Insurance Matters. Prior to the date and time at which the Split-Off and thus the separation of Hughes from GM becomes effective (the "Split-Off Effective Time"), GM has maintained insurance programs which provide certain coverage for a number of entities, including Hughes, certain Hughes Affiliates (as defined below) and their respective officers and directors. From and after the Split-Off Effective Time, except as provided herein, Hughes shall be responsible for obtaining and maintaining its own insurance programs separately from the GM insurance programs (which may be, but are not required to be, maintained by GM after the Split-Off Effective Time). Notwithstanding the foregoing, (i) GM, upon the request of Hughes, shall cooperate with and use commercially reasonable efforts to assist Hughes in the transition to its own separate insurance coverage from and after the Split-Off Effective Time, and shall provide Hughes with any information that is in the possession of GM and is reasonably available and necessary to either obtain such insurance coverage or to assist Hughes in preventing gaps in its insurance coverage, (ii) in the event that prior to the Split-Off Effective Time Hughes is not able to obtain any such separate insurance coverage or to obtain such on reasonable commercial terms substantially consistent with the commercial terms applicable to the insurance coverage intended to be replaced, at the request of Hughes, GM and Hughes shall cooperate with each other to enter into an arrangement, on an arm's-length basis, that would permit Hughes for a reasonable period of time after the Split-Off Effective Time to continue to have the benefit of the insurance coverage formerly provided by GM's insurance program, on terms that require Hughes to reimburse GM for the costs of such extended insurance coverage that are fairly allocable to the inclusion of Hughes among GM and the other GM parties that otherwise benefit from such coverage, (iii) each of GM and Hughes, upon the request of the other, shall cooperate with and use commercially reasonable efforts to assist the other in the collection of proceeds from insurance claims made under any Insurance Policy (as defined below) for the benefit of any insured party and (iv) each of GM, Hughes, each GM Affiliate (as defined below) and each Hughes Affiliate, shall use commercially reasonable efforts not to take any action that would jeopardize or otherwise interfere with any party's ability to collect any proceeds payable pursuant to any Insurance Policy.

     (b) Claims. With respect to any claims in respect of the Hughes Business (as defined below) arising out of events, acts or omissions occurring prior to the Split-Off Effective Time, for which Hughes, any Hughes Affiliates or any of their respective officers, directors, employees or other covered parties may be entitled to assert a claim for recovery under any policy of insurance maintained by GM or any GM Affiliates prior to the Split-Off Effective Time, other than a D&O Insurance Policy (as defined below) (an "Insurance Policy") in accordance with the terms thereof, GM, at the request of Hughes, shall use commercially reasonable efforts in asserting, or assisting Hughes in asserting, such claims under any such Insurance Policy; provided that in all cases (i) Hughes shall promptly pay or reimburse GM for all costs and expenses incurred by GM in connection with such claims under any Insurance Policy (whether such claims were made before or are made after the Split-Off Effective Time), including retrospective premium adjustments to the extent attributable to such claims,
(ii) to the full extent permitted by contract and law, the control and administration of such Insurance Policies, including with respect to any proposed buyouts of such Insurance Policies, shall remain with GM, (iii) such claims under any Insurance Policy shall be subject to (and recovery thereon shall be reduced by the amount of) any applicable deductibles, retentions, self-insurance provisions or any payment or reimbursement obligations of GM or any GM Affiliates in respect thereof, (iv) with respect to claims-made Insurance Policies, such claims must have been incurred and reported prior to the Split-Off Effective Time to the extent required by such policies, and (v) Hughes shall promptly report to GM any such claims and keep GM reasonably informed with regard to the status thereof. GM (or, in the event that the primary economic burden is to be borne by Hughes by virtue of deductibles, retentions and retrospective premium adjustments, GM and Hughes, jointly) and GM's insurers shall have the right to control the investigation, defense and settlement of all claims, but no such settlement may be effected without the consent of Hughes, which consent shall not be unreasonably withheld or delayed, unless such settlement includes as an unconditional term thereof the delivery of a written release of Hughes and any other insured Hughes Affiliate (without any payment from Hughes or such Hughes Affiliate) from all liability in respect of such claim.

     Section 1.3. Registration Rights.

     (a) Registration Rights Agreements. GM hereby represents and warrants that, other than (A) the First Amended and Restated Registration Rights Agreement, dated as of March 12, 2003, by and among General Motors Corporation, U.S. Trust Company of New York ("U.S. Trust"), as Trustee of the GM Special Salaried Employees Pension Trust established under the GM Retirement Program for Salaried Employees (the "Salaried Pension Plan"), U.S. Trust, as Trustee of the GM Special Hourly Employees Pension Trust established under the GM Hourly-Rate Employees Pension Plan (the "Hourly Pension Plan"), and U.S. Trust, as Trustee of the Sub-Trust of the GM Welfare Benefit Trust established under the GM Welfare Benefit Trust, a voluntary employees' beneficiary association trust established to fund certain collectively bargained hourly retiree health care benefits under the GM Health Care Program for Hourly Employees and certain collectively bargained hourly retiree life insurance benefits under the GM Life and Disability Benefits Program for Hourly Employees and such benefits under other applicable collectively bargained welfare plans (the "VEBA") (the "Employee Benefit Plan Registration Rights Agreement") and the First Amended and Restated Transfer Agreement, dated March 12, 2003, between General Motors Corporation and U.S. Trust, as trustee for the Salaried Pension Plan, the Hourly Pension Plan and the VEBA, and all side letters and other agreements and arrangements related thereto (copies of which have been provided to the Purchaser) and to the Employee Benefit Plan Registration Rights Agreement, and
(B) the Registration Rights Agreement, dated as of April 28, 1999, between General Motors Corporation and PRIMESTAR, Inc. and certain related agreements and arrangements relating thereto (copies of which have been provided to the Purchaser) (collectively, the "PRIMESTAR Registration Rights Agreement" and, together with the Employee Benefit Plan Registration Rights Agreement, the "Registration Rights Agreements"), neither GM nor any GM Affiliate has entered into or agreed to enter into any contract, agreement or understanding (other than the Registration Rights Agreements and such other contracts, agreements and understandings contemplated by this Agreement, the Stock Purchase Agreement or the Merger Agreement) that would require registration of any Hughes Common Stock under the Securities Act (as defined in the Stock Purchase Agreement) or under any state securities law or has granted registration rights with respect to any shares of Hughes Common Stock that would be in effect from or after the Split-Off Effective Time.

     (b) Succession Agreement. Simultaneously with the Split-Off Effective Time, Hughes shall execute and deliver a Hughes Succession Agreement (the "Hughes Succession Agreement"), substantially in the form of Exhibit C to the Employee Benefit Plan Registration Rights Agreement. Effective as of the Split-Off Effective Time, GM shall assign to Hughes all of GM's right, title and interest in and to the Registration Rights Agreements, and Hughes shall assume all of the obligations of GM thereunder that arise after the Split-Off Effective Time.

     (c) No Amendment. Hughes shall not modify or amend any of the Registration Rights Agreements in any respect that would adversely affect GM's rights or obligations referred to in Section 1(c) of the Hughes Succession Agreement, any rights of GM under Section 10 of the Employee Benefit Plan Registration Rights Agreement or any other rights or obligations of GM under the PRIMESTAR Registration Rights Agreement with respect to any registration prior to the Split-Off Effective Time of shares of GM Class H Common Stock by GM pursuant to such Registration Rights Agreements and Hughes shall assume all of the obligations of GM thereunder that arise after the Split-Off Effective Time and GM shall not modify or amend any of the Registration Rights Agreements in any respect that would adversely affect Hughes' rights or obligations under such agreements.

     Section 1.4. GM Contingent Liabilities.

     (a) Following the Split-Off Effective Time, Hughes shall use commercially reasonable efforts to assume all of the obligations and commitments of GM or any GM Affiliate under, and shall indemnify and hold GM and the GM Affiliates harmless from and against, any and all Liabilities (as defined below), including reasonable attorneys' fees, incurred or which may be incurred by GM or any GM Affiliate resulting from or arising out of, the obligations and commitments that GM or any GM Affiliate has undertaken on behalf of Hughes (or any Person (as defined in the Stock Purchase Agreement) which prior to the Split-Off was a Hughes Affiliate) remaining in effect following the Split-Off Effective Time; provided that during the period from and after the Split-Off Effective Time until the Merger Effective Time (the "Interim Period"), GM shall not enter into any further obligations or commitments on behalf of Hughes or any such Person that GM has not committed prior to the Split-Off Effective Time to enter into. Hughes shall use commercially reasonable efforts to obtain the termination of any such obligation or commitment or the full and unconditional release of GM and the GM Affiliates from any such obligation or commitment.

     (b) Following the Split-Off Effective Time, GM shall use commercially reasonable efforts to assume all of the obligations and commitments of Hughes or any Hughes Affiliate under, and shall indemnify and hold Hughes and the Hughes Affiliates harmless from and against, any and all Liabilities, including reasonable attorneys' fees, incurred or which may be incurred by Hughes or any Hughes Affiliate resulting from or arising out of, the obligations and commitments that Hughes or any Hughes Affiliate has undertaken on behalf of GM (or any Person which prior to the Split-Off was a GM Affiliate) remaining in effect following the Split-Off Effective Time; provided that during the Interim Period, Hughes shall not enter into any further obligations or commitments on behalf of GM or any such Person that Hughes has not committed prior to the Split-Off Effective Time to enter into. GM shall use commercially reasonable efforts to obtain the termination of any such obligation or commitment or the full and unconditional release of Hughes and the Hughes Affiliates from any such obligation or commitment.

     (c) For the purposes of this Agreement, "Liabilities" means any and all indebtedness, liabilities, obligations, guarantees, claims, costs and expenses (other than Taxes), whether accrued, fixed or contingent, mature or inchoate, known or unknown, reflected on a balance sheet or otherwise, including those arising under any law, rule, regulation, action, order, injunction or consent decree of any Governmental Authority (as defined in the Stock Purchase Agreement) or any judgment of any kind or any award of any arbitrator of any kind, and those arising under any contract, commitment or undertaking. In the event of any conflict between this Section 1.4 and any of the provisions of any of the Transaction Agreements (including the indemnification provisions thereof), such other provisions shall prevail.

     Section 1.5. Publicity. Hughes, with respect to Hughes and all Hughes Affiliates, and GM, with respect to GM and all GM Affiliates, agree to use commercially reasonable efforts to discontinue their respective uses as promptly after the Split-Off Effective Time as is reasonably practicable of any printed material that indicates a continued parent-subsidiary relationship between GM and Hughes or any of their respective affiliates. This Section 1.5 shall not be deemed to prohibit the use of printed material containing appropriate and accurate references to the historical relationships between the parties or their affiliates.

     Section 1.6. Director and Officer Insurance.

     (a) Claims-Made Coverage. Until the six (6) year anniversary of the Split-Off Effective Time, or until such earlier time as Hughes requests, GM shall provide directors' and officers' liability insurance ("D&O Insurance") covering each Hughes Covered Person (as defined below) for all applicable incidents, acts or omissions occurring at or prior to the Merger Effective Time, regardless of when, prior to the six (6) year anniversary of the Split-Off Effective Time (or Hughes' earlier termination of coverage), any claims relating to such incidents, acts or omissions are presented. Except as set forth in
Section 1.6(d), GM shall provide such coverage at no cost to Hughes. Such insurance coverage shall be no less favorable to any Hughes Covered Person in coverage or amount than the lesser of (i) the coverage in effect at the Split-Off Effective Time or (ii) any applicable insurance coverage in effect for GM at the time of the claim; provided, however, that with respect to clause (ii) above, if GM determines that (A) the amount or scope of such coverage will be reduced to a level materially inferior to the level of coverage in existence immediately prior to the Split-Off Effective Time or (B) the retention or deductible levels applicable to such coverage, if any, will be increased to a level materially greater than the levels in existence immediately prior to the Split-Off Effective Time, GM shall give Hughes notice of such determination as promptly as practicable, but in no event less than thirty (30) days prior to the effectiveness of such reduction in coverage or increase in retention or deductible levels. Upon notice of such determination, Hughes shall be entitled to no less than ninety (90) days to evaluate its options regarding continuance of coverage hereunder and may cancel all or any portion of such coverage as of any day within such ninety (90) day period, regardless of whether such date coincides with any anniversary of the Split-Off Effective Time. At any time during the period that GM is obligated to provide coverage pursuant to this
Section 1.6(a), upon at least thirty (30) days prior written notice, Hughes may request GM to cancel all or any portion of such coverage as of the next anniversary of the Split-Off Effective Time. In the event of any cancellation of coverage by Hughes pursuant to this Section 1.6(a), GM shall have no obligation to provide such canceled coverage with respect to any period from and after the effective date of such termination. The term "coverage" as used in this Section
1.6 shall be deemed to include all applicable excess coverage.

For the purposes of this Agreement, "Hughes Covered Person" means each individual who served at any time within the six (6) year period prior to the Split-Off Effective Time as a director, director nominee or officer of Hughes, any Hughes Affiliate or any corporation to which Hughes is a successor, in each case to the extent covered by any insurance policy maintained by GM or any GM Affiliate providing D&O Insurance coverage prior to the Split-Off Effective Time (a "D&O Insurance Policy").

     (b) Occurrence Coverage for Prior Acts. GM shall take no action to remove any Hughes Covered Person from D&O Insurance coverage under any D&O Insurance Policy in effect, or that was in effect at any time prior to, the Split-Off Effective Time that is written on an occurrence basis.

     (c) Claims. With respect to any claims for incidents, acts or omissions occurring prior to or at the Merger Effective Time, for which any Hughes Covered Person may be entitled to assert a claim for recovery under any D&O Insurance Policy in accordance with the terms thereof, GM, at the request of Hughes, shall use commercially reasonable efforts in asserting, or assisting Hughes in asserting, such claims under any such D&O Insurance Policy providing D&O Insurance coverage; provided, that in all cases (i) Hughes shall promptly pay or reimburse GM for all costs and expenses incurred by GM in connection with such claims under any D&O Insurance Policy (whether such claims were made before or are made after the Split-Off Effective Time), including retrospective premium adjustments to the extent attributable to such claims, (ii) to the full extent permitted by contract and law, the control and administration of such D&O Insurance Policies providing D&O Insurance coverage, including with respect to any proposed buyouts of such D&O Insurance Policies, shall remain with GM, (iii) such claims under any D&O Insurance Policy shall be subject to (and recovery thereon shall be reduced by the amount of) any applicable deductibles, retentions, self-insurance provisions or any payment or reimbursement obligations of GM or any GM Affiliate in respect thereof, (iv) with respect to claims-made D&O Insurance Policies, such claims must have been incurred and reported prior to the Split-Off Effective Time to the extent required by such policies and (v) Hughes shall promptly report to GM any such claims and keep GM reasonably informed with regard to the status thereof. GM (or, in the event that the primary economic burden is to be borne by Hughes by virtue of deductibles, retentions and retrospective premium adjustments, GM and Hughes, jointly) and GM's insurers shall have the right to control the investigation, defense and settlement of all claims, but no such settlement may be effected without the consent of Hughes, which consent shall not be unreasonably withheld or delayed, unless such settlement includes as an unconditional term thereof the delivery of a written release of Hughes and any other insured Hughes Covered Person (without any payment from Hughes or such Hughes Covered Person) from all liability in respect of such claim.

     (d) Treatment of Certain Retentions and Deductibles. Responsibility for deductible and self-insured amounts with respect to any D&O Insurance Policy providing D&O Insurance coverage maintained after the Split-Off Effective Time pursuant to Section 1.6(a) or (b) as it relates to coverage for any Hughes Covered Person shall be borne one hundred percent (100%) by Hughes. Notwithstanding the foregoing, if GM and Hughes are involved in the same claim, GM and Hughes shall negotiate in good faith the fair allocation of any self-insurance retention or other deductible payable under the D&O Insurance Policies providing D&O Insurance coverage. Such allocation shall be based upon all relevant factors, including, as appropriate, the relative number of

Persons affiliated with Hughes or GM that are involved in such claim and the nature of the allegations with respect to each such Person.

     (e) Adjustment of Premiums Applicable to Period Prior to the Split-Off Effective Time. Any premiums relating to periods commencing on or after December 15, 2003 that have been paid or are payable by Hughes to GM with respect to D&O Insurance coverage under any of the D&O Insurance Policies maintained or provided prior to the Split-Off Effective Time shall be pro-rated, and as soon as practicable after the Split-Off Effective Time shall be either refunded by GM to Hughes or paid by Hughes to GM, as appropriate, so that Hughes is responsible for only those premiums relating to (A) any full policy year ending prior to the Split-Off Effective Time and (B) the partial policy year ending at the Split-Off Effective Time. The parties hereto acknowledge and agree that Hughes has paid all premiums with respect to D&O Insurance through December 15, 2003.

     Section 1.7. Closing Agreement. With respect to any dual consolidated losses within the meaning of Code Section 1503(d) which would otherwise be required to be taken into account by the Hughes Group (as defined in the Tax Allocation Agreement) pursuant to Section 3.5 of the Tax Allocation Agreement ("Hughes DCLs"), at the request of Hughes, Hughes and GM shall, to the extent required to avoid the recapture of any Hughes DCL pursuant to Treasury Regulation (S) 1.1503-2(g)(2), jointly request a closing agreement with the Internal Revenue Service, pursuant to Rev. Proc. 2000-42, 2000-43 I.R.B. 394, or any successor Revenue Procedure or other law pertaining to closing agreements under Treasury Regulation (S) 1.1503-2(g)(2)(iv)(B)(2)(i) then in effect. Hughes and GM shall use their respective reasonable best efforts to obtain such a closing agreement after submitting such request.

                                   ARTICLE 2

                                 CONFIDENTIALITY

     Section 2.1. Treatment of Confidential Information.

     (a) Restrictions on Disclosure. From and after the Split-Off Effective Time, each of Hughes and GM agrees that it shall not, and shall not permit any of its affiliates or any of its directors, officers, employees, agents, consultants, advisors, accountants or attorneys (collectively, "Representatives") to, disclose any Confidential Information (as defined below) to any Person (other than to its Representatives). Notwithstanding the foregoing, each of Hughes and GM and its respective affiliates and Representatives may disclose such Confidential Information, and such information shall no longer be deemed Confidential Information, to the extent that such party can demonstrate that such Confidential Information is or was (i) available to such party outside the context of the parties' parent-subsidiary relationship on a nonconfidential basis prior to its disclosure by the other party, (ii) in the public domain other than by reason of the breach of this Agreement (or any other agreement between the parties or their respective affiliates), (iii) lawfully acquired outside the context of the parties' parent-subsidiary relationship on a nonconfidential basis, (iv) independently developed by, or on behalf of, such party by Persons who do not have access to, or descriptions of, any such Confidential Information or (v) related to the tax structure or tax treatment (as these terms are used in Section 1.6011-4(b)(3) (or any successor provision) of the Treasury Regulations promulgated under Section 6011 of the
Code) of the Transactions.

Confidential Information shall only be used for the business of GM and Hughes and their affiliates and not for the benefit of any other Person. Each party hereto acknowledges that it has no proprietary or exclusive rights to any Tax (as defined below) matter or Tax idea related to the Transactions.

     (b) Confidential Information. For the purposes of this Agreement, the term "Confidential Information" means:

         (i) As to Hughes, (a) any information concerning GM, any GM Affiliate or the GM Business that was obtained by Hughes or any Hughes Affiliate prior to the Split-Off Effective Time, (b) any information concerning GM or any GM Affiliate that is obtained by Hughes under Section 3.1 or (c) any other information obtained by, or furnished to, Hughes or any Hughes Affiliate that
(i) is marked "Confidential" or "Secret" (or like marking) by GM or any GM Affiliate or (ii) GM or any GM Affiliate has notified Hughes or any Hughes Affiliate in writing is confidential or secret; and

         (ii) As to GM, (a) any information concerning Hughes, any Hughes Affiliate or the Hughes Business that was obtained by GM or any GM Affiliate prior to the Split-Off Effective Time, (b) any information concerning Hughes or any Hughes Affiliate that is obtained by GM under Section 3.1 or (c) any other information obtained by, or furnished to, GM or any GM Affiliate that (i) is marked "Confidential" or "Secret" (or like marking) by Hughes or any Hughes Affiliate or (ii) Hughes or any Hughes Affiliate has notified GM or any GM Affiliate in writing is confidential or secret.

     Section 2.2. Legally Required Disclosure of Confidential Information. If either party to this Agreement or any of its respective affiliates or Representatives becomes legally required to disclose any Confidential Information, such disclosing party shall promptly notify the other party and use commercially reasonable efforts to cooperate with the other party so that the other party may seek a protective order or other appropriate remedy and/or waive compliance with this Article 2. All expenses incurred in seeking a protective order or other remedy shall be borne by the other party. If such protective order or other remedy is not obtained, or if the other party waives compliance with this Article 2, the disclosing party or its affiliate or Representative, as applicable, shall (a) disclose only that portion of the Confidential Information which its legal counsel advises it is compelled to disclose or else stand liable for contempt or suffer other similar significant corporate censure or penalty,
(b) use commercially reasonable efforts to obtain reliable assurance requested by the other party that confidential treatment will be accorded such Confidential Information and (c) promptly provide the other party with a copy of the Confidential Information so disclosed, in the same form and format disclosed.

     Section 2.3. Policies and Procedures. Hughes and GM shall each maintain current policies and procedures, and develop such further policies and procedures as shall from time to time become necessary, to ensure compliance with this Article 2.

                                   ARTICLE 3

                         CONTINUING INFORMATION SUPPORT

     Section 3.1. Access to Information. Until the seven (7) year anniversary of the Split-Off Effective Time or such longer period during which any indemnification claim under this Agreement or any other agreement between GM and Hughes remains outstanding, Hughes and GM each shall afford to the other, and shall cause their respective affiliates and Representatives to afford, reasonable access and duplicating rights upon reasonable advance request and during normal business hours to all information (other than information subject to attorney-client, work product or other privilege) within such party's possession relating to such other party's business, assets or liabilities to the extent that such access is reasonably required by such other party as a result of the parties' prior parent-subsidiary relationship for audit, accounting, claims, litigation (except for litigation between the parties hereto or their affiliates), regulatory or Tax purposes, or for purposes of fulfilling disclosure and reporting obligations; provided that to the extent that disclosing any such information would reasonably be expected to constitute a waiver of attorney-client, work product or other privilege with respect thereto, each of Hughes and GM and their respective affiliates shall take all commercially reasonable action to prevent a waiver of any such privilege, including entering into an appropriate joint defense agreement in connection with affording access to such information. In connection therewith, Hughes and GM shall upon the request of the other party make available their respective officers and employees (and those of their respective affiliates) to the extent that they are reasonably necessary to discuss and explain such information with and to the other party. GM and Hughes shall each cooperate with the other, and shall cause their respective affiliates to cooperate, in the provision of access to information reasonably necessary for the preparation of reports required by or filed under the Exchange Act (as defined in the Stock Purchase Agreement) with respect to any period entirely or partially prior to the Split-Off Effective Time. The access provided pursuant to this Section 3.1 shall be subject to such additional confidentiality and security provisions as the disclosing party may reasonably deem necessary.

     Section 3.2. Production of Witnesses. Until the seven (7) year anniversary of the Split-Off Effective Time, each of Hughes and GM shall use commercially reasonable efforts, and shall cause each of their respective affiliates to use commercially reasonable efforts, to make available to the other, upon written request, its directors, officers, employees and other Representatives as witnesses to the extent that any such Person may reasonably be required (giving consideration to the business demands upon such Person) in connection with any legal, administrative or other proceedings in which the requesting party may from time to time be involved.

     Section 3.3. Reimbursement. Except with respect to costs and expenses incurred in connection with any legal, administrative or other proceeding to which Section 1.2 applies, each party to this Agreement providing access, information or witnesses to the other party pursuant to Section 3.1 or 3.2 shall be entitled to receive from the recipient, upon the presentation of invoices therefor, payment for all reasonable out-of-pocket costs and expenses (excluding allocated compensation, salary and overhead expense) as may be reasonably incurred in providing such information or witnesses.

     Section 3.4. Retention of Records. Except as otherwise required by law, each of Hughes and GM shall use commercially reasonable efforts to accommodate the other with respect to retention and provision of copies of any significant information in such party's possession or under its control relating to the business or operations, assets or liabilities of the other party.

                                   ARTICLE 4

                                    EXPENSES

     Section 4.1. General. Except as otherwise provided in this Agreement or in any of the other documents contemplated by this Agreement, all costs and expenses incurred by GM, Hughes or their respective Affiliates in connection with the Transactions and any of the other transactions contemplated in connection therewith shall be paid by the party that actually incurs such costs and expenses.

     Section 4.2. Certain Transaction Costs. Notwithstanding the provisions of
Section 4.1, the responsibility for certain transaction costs relating to the Transactions shall be allocated in accordance with the provisions of this
Section 4.2.

     (a) Hughes shall pay (or promptly reimburse GM upon invoice) the following:

         (i)  all filing fees associated with filings made at the FCC (as defined in the Stock Purchase Agreement) or other Governmental Authorities (as defined below), arising from notifications to or applications for consent from Governmental Authorities required with respect to the Hughes Permits (as defined in the Stock Purchase Agreement); and

         (ii) the fees and expenses of the Hughes Financial Advisors (as defined in the Stock Purchase Agreement) in connection with the Transactions, and the fees and expenses of Weil, Gotshal & Manges LLP, Latham & Watkins LLP, Wiley, Rein and Fielding LLP and Jones Day, legal advisors to Hughes, and any other legal advisors to Hughes (in each case for legal services rendered to Hughes), in connection with the Transactions.

     (b) GM or a GM Affiliate shall pay (or promptly reimburse Hughes upon invoice) the following:

         (i) all costs and expenses of printing and distributing to GM stockholders the Proxy/Consent Solicitation Statement (as defined in the Stock Purchase Agreement), any prospectus contained in the Registration Statements (as defined in the Stock Purchase Agreement) that is combined with the Proxy/Consent Solicitation Statement, any Disclosure Documents (as defined in the Stock Purchase Agreement) and any other materials relating to the Transactions;

         (ii) all filing fees associated with filing of the Proxy/Consent Solicitation Statement, any Registration Statement of Hughes, and any other Disclosure Documents of GM or Hughes with the Securities and Exchange Commission and any other state and foreign securities law regulators;

          (iii) all costs and expenses of the GM transfer agent and any proxy or consent solicitation agents, information agents or similar consultants or agents engaged by GM in connection with effecting the Transactions but excluding any fees and expenses described in Section 4.2(a); and

          (iv) the fees and expenses of the GM Financial Advisors (as defined in the Stock Purchase Agreement) in connection with the Transactions, and Jenner & Block, LLC, Kirkland & Ellis and Richards, Layton & Finger, P.A., legal advisors to GM, and any other legal advisors to GM (in each case for legal services rendered to GM), in connection with the Transactions.

                                   ARTICLE 5

                                 INDEMNIFICATION

     Section 5.1. Indemnification by Hughes. Subject to Section 5.4, and subject to the consummation of the Split-Off, from and after the Split-Off Effective Time, Hughes shall indemnify, defend and hold harmless the GM Indemnitees (as defined below) from and against any and all Losses (as defined below) incurred or sustained by the GM Indemnitees to the extent arising from Third-Party Claims (as defined below) (except in the case of Sections 5.1(a) and 5.2(f), which need not arise from Third-Party Claims) relating to, arising out of or due to:

     (a) directly or indirectly, the Hughes Business, irrespective of whether such Losses relate to, arise out of or are due to occurrences or conditions prior to, at or after the Split-Off Effective Time, and including all Losses relating to, arising out of or due to, directly or indirectly, (i) any business or operations previously owned by Hughes or any Hughes Affiliate and disposed of prior to the Split-Off Effective Time or (ii) any occurrence relating to any disposition of any such business or operations;

     (b) directly or indirectly, any breach after the Split-Off Effective Time by Hughes or any Hughes Affiliate of any of the covenants to be performed by it under this Agreement or any of the agreements contemplated hereby; provided, however, that Hughes shall indemnify, defend and hold harmless the GM Indemnitees from and against only fifty percent (50%) of any such Losses that relate to, arise out of or are due to any such breach that occurs during the Interim Period;

     (c) any untrue statement or alleged untrue statement of a material fact contained in, or incorporated by reference into, the Hughes Disclosure Portions (as defined below) of the Disclosure Documents, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading (it being understood and agreed that, for the purposes of this Agreement, "Hughes Disclosure Portions" shall mean any and all information, other than information with respect to Sales Process Disclosure (as defined below), furnished by or on behalf of Hughes or any Hughes Affiliate, or any of their respective Representatives, for inclusion in the Disclosure Documents, including all information relating to: (i) Hughes or any Hughes Affiliate, the Hughes Business, financial information and data relating to Hughes (including both historical and pro forma financial data),
(ii) the capital stock of Hughes from and after the Split-Off Effective Time or
(iii) plans regarding the business or operations of Hughes or any Hughes Affiliate, and other forward-looking information regarding Hughes or any

Hughes Affiliate, in each case that otherwise does not constitute a part of a GM Disclosure Portion (as defined below));

     (d) actions taken (or omitted to be taken) from and after the Split-Off Effective Time by Hughes, any Hughes Affiliate or the Hughes transfer agent (or any successor transfer agent) in connection with (i) recognizing the persons who were record holders of GM Class H Common Stock immediately prior to the Split-Off Effective Time as record holders of Hughes Common Stock (or, immediately following the Merger, Surviving Corporation Common Stock), (ii) effecting the exchange of certificates representing, or other evidence of ownership of (any such instruments, "Certificates"), shares of Surviving Corporation Common Stock or Purchaser Stock or cash, as applicable, for shares of Hughes Common Stock or (iii) affording the record holders of Hughes Common Stock (or, immediately following the Merger, Surviving Corporation Common Stock) the dividend, voting and other rights and privileges incident to the Hughes Common Stock (or, immediately following the Merger, Surviving Corporation Common Stock); provided, however, that Hughes shall indemnify, defend and hold harmless the GM Indemnitees from and against only fifty percent (50%) of any such Losses that relate to, arise out of or are due to any such any such action taken (or omitted to be taken) during the Interim Period;

     (e) any indebtedness for borrowed money of Hughes or any Hughes Affiliate to the extent paid by GM or any GM Affiliate at any time after the Split-Off Effective Time;

     (f) (i) any and all Losses arising under Title IV of ERISA (as defined in the Stock Purchase Agreement) or the Code with respect to any "multiemployer plan" (as defined in Section 4001(a)(3) of ERISA) or any "pension plan" (as defined in Section 3(2) of ERISA and which is subject to Section 412 of the
Code) currently or previously maintained or contributed to or required to be contributed to by Hughes or any Hughes ERISA Affiliate (as defined in the Stock Purchase Agreement) (other than GM or any GM Affiliate) (other than Losses in respect of any current or former employee of GM or any GM Affiliate with respect to their employment with GM or any GM Affiliate) and (ii) any and all Losses relating to post-retirement health or life insurance benefits (other than in respect of any employee (including any former employee) of GM or any GM Affiliate with respect to their employment with GM or any GM Affiliate), in each case with respect to any current or former employee of Hughes or any Hughes Affiliate arising from any plan, contract or other arrangement with respect to which Hughes or any Hughes Affiliate is a party; and

     (g) any Tax attributable to the recapture of any Hughes DCL pursuant to Treasury Regulations ss. 1.1503-2(g)(2) caused by a triggering event after the Split-Off Effective Time.

     Section 5.2. Indemnification by GM. Subject to Section 5.4, and subject to consummation of the Split-Off, from and after the Split-Off Effective Time, GM shall indemnify, defend and hold harmless the Hughes Indemnitees (as defined below) from and against any and all Losses incurred or sustained by the Hughes Indemnitees to the extent arising from Third-Party Claims (except in the case of Sections 5.2(a) and 5.2(f), which need not arise from Third-Party Claims) relating to, arising out of or due to:

     (a) directly or indirectly, the GM Business, irrespective of whether such Losses relate to, arise out of or are due to occurrences or conditions prior to, at or after the Split-Off Effective

Time, except to the extent such Losses relate to, arise out of or are due to, directly or indirectly, the Hughes Business as described in Section 5.1(a);

     (b) directly or indirectly, any breach by GM or any GM Affiliate of any of the covenants to be performed by it under this Agreement or any of the agreements contemplated hereby;

     (c) any untrue statement or alleged untrue statement of a material fact contained in, or incorporated into, the GM Disclosure Portions (as defined below) of the Disclosure Documents, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading (it being understood and agreed that, for the purposes of this Agreement, "GM Disclosure Portions" means any and all information relating to GM or any GM Affiliate, or any of their respective Representatives, included in the Disclosure Documents (other than, in the case of clauses (i) and (iii) below, information furnished by or on behalf of Hughes or any Hughes Affiliate), including all information relating to: (i) GM or any GM Affiliate, the capital stock of GM, the GM Business, financial information and data relating to GM (including both historical and pro forma financial data), (ii) the capital stock of Hughes prior to the Split-Off Effective Time,
(iii) the process undertaken by GM, Hughes, their respective Boards of Directors and their respective advisors with respect to the separation of GM from Hughes, including the Transactions, the background thereto and the transactions previously agreed to with Echostar Communications Corporation, any and all alternatives considered in relation to the foregoing, and any and all actions taken by, and determinations of, GM, Hughes and their respective Boards of Directors and advisors, including their reasons for entering into the Transaction Agreements, and recommending approval of the Transactions to stockholders (collectively, the "Sales Process Disclosure"), or (iv) plans regarding GM or any GM Affiliate and other forward-looking information regarding GM or any GM Affiliate, in each case that otherwise do not constitute a part of a Hughes Disclosure Portion);

     (d) actions taken (or omitted to be taken) at or prior to the Split-Off Effective Time by GM or any GM Affiliate or the GM transfer agent (or any predecessor thereof) in connection with: (i) effecting the exchange of evidence of ownership of shares of Hughes Common Stock for evidence of ownership of GM Class H Common Stock, (ii) recognizing any person who is or was at any time a record holder of GM Class H Common Stock, or (iii) affording such persons the dividend, voting and other rights and privileges incident to the GM Class H Common Stock;

     (e) any indebtedness for borrowed money of GM or any GM Affiliate to the extent paid by Hughes or any Hughes Affiliate at any time after the Split-Off Effective Time;

     (f) (i) any and all Losses arising under Title IV of ERISA or the Code with respect to any "multiemployer plan" (as defined in Section 4001(a)(3) of ERISA) or any "pension plan" (as defined in Section 3(2) of ERISA and which is subject to Section 412 of the Code) currently or previously maintained, contributed to or required to be contributed to by GM or any ERISA Affiliate (as defined below) of GM (other than Hughes or any Hughes Affiliate) (other than Losses in respect of any current or former employee of Hughes or any Hughes Affiliate with respect to their employment with Hughes or any Hughes Affiliate), (ii) any and all Losses relating to post-retirement health or life insurance benefits (other than in respect of any employee (including any former employee) of Hughes or any Hughes Affiliate with respect to their employment with

Hughes or any Hughes Affiliate), in each case with respect to any current or former employee of GM or any GM Affiliate arising from any plan, contract or other arrangement with respect to which GM or any GM Affiliate is a party, and
(iii) notwithstanding clause (i) above, any and all Losses relating to the payment of benefits to the persons listed on Section 13.1(b) of the GM Disclosure Schedule from any employee benefit or retirement plan sponsored, maintained or contributed to by GM or any GM Affiliate; provided, however, that the indemnification provided for in clause (iii) shall not pertain to or relieve Hughes of its obligations to pay and, pursuant to Section 5.1(f) hereof, indemnify the GM Indemnitees from and against any and all Losses relating to benefit obligations of Hughes owing to such persons arising out of any employee benefit plan or retirement plan sponsored, maintained or contributed to by Hughes or any Hughes Affiliate;

     (g) (i) any GM Sales Process Claim (as defined in the Stock Purchase Agreement); provided, however, that (A) other than with respect to any claim based on a breach of the Transaction Agreements, Hughes on behalf of itself and the Hughes Affiliates, respectively, hereby waives, releases and forever discharges any and all GM Sales Process Claims, except to the extent that Hughes or any Hughes Affiliate hereafter incurs any Losses in respect thereof arising out of a claim by a Person other than Hughes or any Hughes Affiliate and (B) other than with respect to any claim based on a breach of the Transaction Agreements, Hughes agrees that it shall not, and shall cause the Hughes Affiliates not to, seek to recover from GM or any GM Affiliate or any of their respective Representatives for any Losses to the extent that such Losses relate to, arise out of or are due to a GM Sales Process Claim unless and until such time as, and only to the extent that, any of Hughes or any Hughes Affiliate incurs any Losses in respect thereof arising out of a claim by a Person other than Hughes or any Hughes Affiliate; and (ii) the declaration and payment by Hughes to GM of the Special Dividend; and

     (h) fifty percent (50%) of any Losses relating to breaches or actions taken (or omitted to be taken) during the Interim Period in respect of the matters in Sections 5.1(b) and 5.1(d) hereof.

     Section 5.3. Certain Definitions. For the purposes of this Agreement, the following terms shall have the following meanings:

     (a) "Affiliate" or "affiliate" means with respect to GM or Hughes, a GM Affiliate or a Hughes Affiliate, as the case may be;

     (b) "Control" means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise or the beneficial ownership (as such term is used in Rule 13d-3 of the Exchange
Act) of more than fifty percent (50%) of the voting securities of a Person;

     (c) "ERISA Affiliate" of any Person means any trade or business, whether or not incorporated, that together with such Person or such Person's subsidiaries would be deemed a single employer within the meaning of Section 4001(b)(1) of ERISA.

     (d) "GM Affiliate" means, as of any particular time, a Person that, directly or indirectly through one or more intermediaries, Controls, is Controlled by or is under common Control with GM as of such time; provided, however, that the term "GM Affiliate", as of any particular time, shall not include Hughes or any Hughes Affiliate as of such time;

     (e) "GM Business" means the business or operations of GM or any GM Affiliate other than the Hughes Business (as defined below);

     (f) "GM Indemnitees" means GM, all GM Affiliates and each of their respective directors, officers and employees (in their capacities as such);

     (g) "Hughes Affiliate" means (i) with respect to any time prior to the Split-Off Effective Time, a Person that, directly or indirectly through one or more intermediaries, was Controlled by Hughes as of such time and (ii) with respect to any time after the Split-Off Effective Time, a Person that, directly or indirectly through one or more intermediaries, Controls, is Controlled by or is under common Control with Hughes as of such time; provided, however, that the term "Hughes Affiliate" shall not include Purchaser or any of its Subsidiaries (as defined in the Stock Purchase Agreement);

     (h) "Hughes Business" means the business or operations of Hughes or any Hughes Affiliate;

     (i) "Hughes Indemnitees" means Hughes, all Hughes Affiliates and each of their respective directors, officers and employees (in their capacities as such);

     (j) "Losses" means any losses, liabilities, claims, obligations, demands, judgments, damages, dues, penalties, assessments, fines (civil or criminal), costs, liens, expenses, forfeitures, settlements or fees, attorneys' fees and court costs or other expenses, of any nature or kind, whether or not the same would properly be reflected on a balance sheet; and

     (k) "Tax" means any (i) United States federal, state or local or non-United States income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Section 59A of the Code), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated or other tax, assessment or governmental charge of any kind whatever imposed by any Governmental Authority, including any interest, penalty or addition thereto, whether disputed or not,
(ii) liability for the payment of any amount of the type described in clause (i) above arising as a result of being (or having been) a member of any group or being (or having been) included or required to be included in any Tax return related thereto and (iii) liability for the payment of any amount of the type described in clause (i) or clause (ii) above as a result of any express or implied obligation to indemnify or otherwise assume or succeed to the liability of any other Person.

     Section 5.4. Other Liabilities.

     (a) Other than as expressly set forth in this Article 5, this Article 5 shall not be applicable to any Losses relating to, arising out of, or due to, directly or indirectly, any breach of the provisions of any other contract, agreement or understanding between GM or any GM Affiliate, on the one hand, and Hughes or any Hughes Affiliate, on the other hand, which Losses shall be governed by the terms of such other contract, agreement or understanding.

     (b) Except as provided in Section 13.4(b) of the Stock Purchase Agreement, this Article 5 shall not be applicable to any matter which is governed by
Article XII of the Stock Purchase Agreement or by the Tax Allocation Agreement.

     Section 5.5. Tax Effects of Indemnification.

     (a) Any indemnification payment made under this Agreement shall for all Tax purposes, except as required by Applicable Law (as defined in the Stock Purchase Agreement), be characterized as a distribution from Hughes to GM or a contribution by GM to Hughes, as applicable, made immediately prior to the Split-Off Effective Time.

     (b) The amount of any Loss for which indemnification is provided under this Agreement shall be (i) increased to take account of net Tax cost, if any, incurred by the Indemnitee and arising from the receipt or accrual of an Indemnity Payment from an Indemnifying Party (grossed up for such increase) and
(ii) reduced to take account of net Tax benefit, if any, realized by the Indemnitee arising from incurring or paying such Loss. In computing the amount of any such Tax cost or Tax benefit, the Indemnitee shall be deemed to recognize all other items of income, gain, loss, deduction or credit before recognizing any item arising from the receipt or accrual of any Indemnity Payment hereunder or incurring or paying any indemnified Loss. Any Indemnity Payment hereunder shall initially be made without regard to this Section 5.5(b) and shall be increased or reduced to reflect any such net Tax cost (including gross-up) or net Tax benefit only after the Indemnitee has actually realized such cost or benefit. For the purposes of the Transaction Agreements, an Indemnitee shall be deemed to have "actually realized" a net Tax cost or a net Tax benefit to the extent that, and at such time as, the amount of Taxes payable by such Indemnitee is increased above or reduced below, as the case may be, the amount of Taxes that such Indemnitee would be required to pay but for the receipt or accrual of the Indemnity Payment or the incurrence or payment of such Loss. The amount of any increase or reduction hereunder shall be adjusted to reflect any Final Determination (as defined in the Stock Purchase Agreement) with respect to the Indemnitee's liability for Taxes, and payments between the applicable parties to reflect such adjustment shall be made if necessary.

     Section 5.6. Effect of Insurance Upon Indemnification. The amount which a Person obligated to provide indemnification under this Agreement (an "Indemnifying Party") is required to pay to any Person entitled to seek indemnification under this Agreement (an "Indemnitee") pursuant to this Article 5 shall be reduced (including retroactively) by any payment actually received and retained by an Indemnitee from an insurance carrier or paid by an insurance carrier on behalf of the insured, net of any applicable premium adjustment ("Insurance Proceeds") and other amounts actually recovered by such Indemnitee in reduction of the related Loss, it being understood and agreed that each of Hughes and GM shall use commercially reasonable efforts to collect any such proceeds or other amounts to which it or any of its affiliates is entitled, without regard to whether it is the Indemnifying Party hereunder. No Indemnitee shall be required, however, to collect any such proceeds or other amounts prior to being entitled to indemnification from an Indemnifying Party hereunder. If an Indemnitee receives a payment from an Indemnifying Party in respect of a Loss (an "Indemnity Payment") and subsequently receives Insurance Proceeds or other amounts in respect of such Loss, then such Indemnitee shall pay to such Indemnifying Party an amount equal to the difference between (a) the sum of the amount of such Indemnity Payment and the amount of such Insurance Proceeds or other amounts actually received and (b) the amount of such Loss, in each case adjusted (at such time as appropriate adjustment can be determined) to reflect any premium adjustment attributable to such claim.

     Section 5.7. Procedure for Indemnification Involving Third-Party Claims.

     (a) Notice of Claim. If any Indemnitee receives notice of the assertion of any claim, suit, arbitration, inquiry, proceeding or investigation by or before any Governmental Authority asserted by a Person other than GM or any GM Affiliate or Hughes or any Hughes Affiliate (a "Third-Party Claim") with respect to which an Indemnifying Party is obligated under this Agreement to provide indemnification, such Indemnitee shall give such Indemnifying Party notice thereof (together with a copy of such Third-Party Claim, process or other legal pleading) promptly after becoming aware of such Third-Party Claim; provided, however, that the failure of any Indemnitee to give notice as provided in this Section shall not relieve any Indemnifying Party of its obligations under this
Article 5, except to the extent that such Indemnifying Party is actually prejudiced by such failure to give notice. Such notice shall describe such Third-Party Claim in reasonable detail.

     (b) Obligation of Indemnifying Party. An Indemnifying Party, at such Indemnifying Party's own expense and through counsel chosen by such Indemnifying Party (which counsel shall be reasonably acceptable to the Indemnitee), may elect to defend any Third-Party Claim. If an Indemnifying Party elects to defend a Third-Party Claim, then, within ten (10) days, other than a Saturday, Sunday or a day on which banking institutions in the States of New York or Michigan are authorized or obligated by law or executive order to close ("Business Days"), after receiving notice of such Third-Party Claim (or sooner, if the nature of such Third-Party Claim so requires), such Indemnifying Party shall notify the Indemnitee of its intent to do so, and such Indemnitee shall cooperate in the defense of such Third-Party Claim. Such Indemnifying Party shall pay such Indemnitee's reasonable out-of-pocket expenses incurred in connection with such cooperation. Such Indemnifying Party shall keep the Indemnitee reasonably informed as to the status of the defense of such Third-Party Claim. After notice from an Indemnifying Party to an Indemnitee of its election to assume the defense of a Third-Party Claim, such Indemnifying Party shall not be liable to such Indemnitee under this Article 5 for any legal or other expenses subsequently incurred by such Indemnitee in connection with the defense thereof other than those expenses referred to in the preceding sentence; provided, however, that such Indemnitee shall have the right to employ one law firm as counsel, together with a separate local law firm in each applicable jurisdiction ("Separate Counsel"), to represent such Indemnitee in any action or group of related actions (which firm or firms shall be reasonably acceptable to the Indemnifying Party) if, in such Indemnitee's reasonable judgment at any time, either a conflict of interest between such Indemnitee and such Indemnifying Party exists in respect of such claim, or there may be defenses available to such Indemnitee which are different from or in addition to those available to such Indemnifying Party and the representation of both parties by the same counsel would be inappropriate, and in that event (i) the reasonable fees and expenses of such Separate Counsel shall be paid by such Indemnifying Party (it being understood, however, that the Indemnifying Party shall not be liable for the expenses of more than one Separate Counsel (excluding local counsel) with respect to any Third-Party Claim (even if against multiple Indemnitees)) and
(ii) each such Indemnifying Party and such Indemnitee shall have the right to conduct its own defense in respect of such claim. If an Indemnifying Party elects not to defend against a Third-Party Claim, or fails to notify an Indemnitee of its election as provided in this Article 5 within the period of ten (10) Business Days described above, the Indemnitee may defend, compromise, and settle such Third-Party Claim and shall be entitled to indemnification hereunder (to the extent permitted hereunder); provided, however, that no such Indemnitee may compromise or settle any such Third-Party Claim without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld or delayed. Notwithstanding the foregoing, the Indemnifying Party shall not, without the prior written consent of the Indemnitee, settle or compromise any Third-Party Claim or consent to the entry of any judgment which does not include as an unconditional term thereof the delivery by the claimant or plaintiff to the Indemnitee of a written release from all liability in respect of such Third-Party Claim.

     (c) Joint Defense of Certain Claims. Notwithstanding the provisions of
Section 5.7(b), GM and Hughes shall jointly control the defense of, and cooperate with each other with respect to defending, any Third-Party Claim with respect to which each party is claiming that it is entitled to indemnification under Section 5.1 or 5.2. If either GM or Hughes fails to defend jointly any such Third-Party Claim, the other party shall solely defend such Third-Party Claim and the party failing to defend jointly shall use all commercially reasonable efforts to cooperate with the other party in its defense of such Third-Party Claim; provided, however, that neither party may compromise or settle any such Third-Party Claim without the prior written consent of the other party, which consent shall not be unreasonably withheld or delayed. All costs and expenses of either party in connection with, and during the course of, the joint control of the defense of any such Third-Party Claim shall be initially paid by the party that incurs such costs and expenses. Such costs and expenses shall be reallocated and reimbursed in accordance with the respective indemnification obligations of the parties at the conclusion of the defense of such Third-Party Claim.

     Section 5.8. Procedure for Indemnification Not Involving Third-Party Claims. If any Indemnitee desires to assert against an Indemnifying Party any claim for indemnification under this Agreement other than a Third-Party Claim, the Indemnitee shall deliver to the Indemnifying Party notice of its demand for satisfaction of such claim (a "Request"), specifying in reasonable detail the amount of such claim and the basis for asserting such claim. Within thirty (30) days after the Indemnifying Party has been given a Request, the Indemnifying Party shall either (i) satisfy the claim requested to be satisfied in such Request by delivering to the Indemnitee payment by wire transfer or a certified or bank cashier's check payable to the Indemnitee in immediately available funds in an amount equal to the amount of such claim, or (ii) notify the Indemnitee that the Indemnifying Party contests such claim by delivering to the Indemnitee a written notice of an objection to such claim that specifies in reasonable detail the basis for contesting such claim.

     Section 5.9. Exclusive Remedies. Except for the right to pursue equitable remedies and for acts constituting fraud and criminal misconduct, the remedies provided in this Article 5 shall be deemed the sole and exclusive remedies of the parties with respect to the subject matters of the indemnification provisions of this Article 5.

                                   ARTICLE 6

                                   TERMINATION

     Section 6.1. Termination of Agreement. This Agreement shall terminate automatically upon termination of the Stock Purchase Agreement.

     Section 6.2. Effect of Termination. If this Agreement is terminated pursuant to Section 6.1 above, this Agreement shall become void and have no effect, without any liability on the part of any party or its directors, officers, employees or stockholders. Notwithstanding the foregoing, nothing in this Section 6.2 shall relieve any party to this Agreement of liability for a breach of any provision of this Agreement or invalidate the provisions of the Confidentiality Agreement (as defined in the Stock Purchase Agreement).

                                   ARTICLE 7

                                  MISCELLANEOUS

     Section 7.1. Further Assurances. From time to time, as and when requested by any party hereto, the other party hereto shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions, as such other party may reasonably deem necessary or desirable to consummate the transactions contemplated by this Agreement or any of the agreements contemplated by this Agreement.

     Section 7.2. Survival. The representations and warranties contained in this Agreement shall survive the execution and delivery hereof and the consummation of the Split-Off until the expiration of all applicable statutes of limitations. All covenants which by their terms are to be performed, in whole or in part, after the delivery hereof or the consummation of the Transactions shall survive such events.

     Section 7.3. Notices. All notices shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or dispatched by a nationally recognized overnight courier service to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

     (a)     if to GM:

             300 Renaissance Center
             Detroit, MI  48265-3000
             Attention:  Warren G. Andersen
             Telecopy No.:  (313) 665-4978
             with a copy to:

             Jenner & Block, LLC
             One IBM Plaza
             Chicago, IL 60611
             Attention:    Robert S. Osborne
                           Joseph P. Gromacki
             Telecopy No.: (312) 923-2790

     (b)     if to Hughes:

             200 North Sepulveda Boulevard
             El Segundo, CA  90245
             Attention:  Larry D. Hunter
             Telecopy No.: (310) 648-3370

             with a copy to:

             Weil, Gotshal & Manges LLP
             767 Fifth Avenue
             New York, NY  10153
             Attention:    Frederick S. Green
                           Michael E. Lubowitz
             Telecopy No.: (212) 310-8007

             with a copy to:

             The News Corporation Limited
             1211 Avenue of the Americas
             New York, NY 10036
             Attention:  Arthur M. Siskind
             Telecopy No.:  (212) 768-2029

             with a copy to:

             Skadden, Arps, Slate, Meagher & Flom LLP
             Four Times Square
             New York, NY 10036
             Attention:    Lou R. Kling
                           Howard L. Ellin
             Telecopy No.: (212) 735-2000

     Section 7.4. Interpretation; Absence of Presumption.

     (a) For the purposes of this Agreement, (i) words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context requires, (ii) the terms "hereof", "herein", and "herewith" and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including all of the Exhibits hereto) and not to any particular provision of this Agreement, and Article, Section, paragraph and Exhibit references are to the Articles, Sections, paragraphs, and Exhibits to this Agreement unless otherwise specified, (iii) the word "including" and words of similar import when used in this Agreement shall mean "including, without limitation," unless the context otherwise requires or unless otherwise specified, (iv) the word "or" shall not be exclusive, (v) provisions shall apply, when appropriate, to successive events and transactions, (vi) unless otherwise specified, all references to any period of days shall be deemed to be to the relevant number of calendar days, (vii) "dollars" or "$" means United States dollars and (viii) "cash" means dollars in immediately available funds.

     (b) The Article, Section and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     (c) This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

     Section 7.5. Counterparts. This Agreement may be executed in counterparts, which together shall constitute one and the same Agreement. The parties may execute more than one copy of the Agreement, each of which shall constitute an original.

     Section 7.6. Entire Agreement; Severability.

     (a) This Agreement (including the documents and the instruments referred to herein) contains the entire agreement between the parties with respect to the subject matter hereof, supersedes all previous agreements, negotiations, discussions, writings, understandings, commitments and conversations with respect to such subject matter and there are no agreements or understandings between the parties other than those set forth or referred to herein or therein.

     (b) If any provision of this Agreement or the application thereof to any person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof, or the application of such provision to persons or circumstances or in jurisdictions other than those as to which it has been held invalid or unenforceable, shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination, the parties shall negotiate in good faith in an effort to agree upon such a suitable and equitable provision to effect the original intent of the parties.

     Section 7.7. Third Party Beneficiaries. The Indemnitees and their respective successors shall be third party beneficiaries of the indemnification provisions of Article 5 and the Hughes Covered Persons shall be third party beneficiaries of the director and officer insurance provisions of Section 1.6, each as applicable, and shall be entitled to enforce those provisions in each such case as fully and to the same extent as if they were parties to this Agreement. Except as provided in the previous sentence and in Section 9.11 of the Stock Purchase Agreement, (a) the provisions of this Agreement are solely for the benefit of the parties and are not intended to confer upon any person except the parties any rights or remedies hereunder, and (b) there are no third party beneficiaries of this Agreement and this Agreement shall not provide any third person with any remedy, claim, liability, reimbursement, claim of action or other right in excess of those existing without reference to this Agreement.

     Section 7.8. Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware (without regard to principles of conflicts of laws).

     Section 7.9. Specific Performance. The parties agree that the remedies at law for any breach or threatened breach, including monetary damages, are inadequate compensation for any loss and that any defense in any action for specific performance that a remedy at law would be adequate is waived. Accordingly, in the event of any actual or threatened default in, or breach of, any of the terms, conditions and provisions of this Agreement, the party or parties who are or are to be thereby aggrieved shall have the right to specific performance and injunctive or other equitable relief of its rights under this Agreement, in addition to any and all other rights and remedies at law or in equity, and all such rights and remedies shall be cumulative. Any requirements for the securing or posting of any bond with such remedy are waived.

     Section 7.10. Assignment. Except as set forth in the Stock Purchase Agreement, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

     Section 7.11. Amendment. Subject to Section 9.11 of the Stock Purchase Agreement, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors. Notwithstanding the foregoing, this Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

     Section 7.12. Dispute Resolution. GM and Hughes shall attempt in good faith to resolve any dispute between the parties arising out of or relating to this Agreement promptly through negotiations of the parties prior to seeking any other legal or equitable remedy.

     Section 7.13. Consent to Jurisdiction. Any action, suit or proceeding arising out of any claim that the parties cannot settle through good faith negotiations shall be litigated exclusively in the state courts of Delaware. Each of the parties hereto hereby irrevocably and unconditionally (a) submits to the jurisdiction of the state courts of Delaware for any such action, suit or proceeding, (b) agrees not to commence any such action, suit or proceeding except in the state courts of Delaware, (c) waives, and agrees not to plead or to make, any objection to the venue of any such action, suit or proceeding in the state courts of Delaware, (d) waives, and agrees not to plead or to make, any claim that any such action, suit or proceeding brought in the state courts of Delaware has been brought in an improper or otherwise inconvenient forum, (e) waives, and agrees not to plead or to make, any claim that the state courts of Delaware lack personal jurisdiction over it, and (f) waives its right to remove any such action, suit or proceeding to the federal courts except when such courts are vested with sole and exclusive jurisdiction by statute. GM and Hughes shall cooperate with each other in connection with any such action, suit or proceeding to obtain reliable assurances that confidential treatment will be accorded any information that either party shall reasonably deem to be confidential or proprietary. Each of the parties hereto irrevocably designates and appoints its respective Service Agent (as defined below) as its agent to receive service of process in any such action, suit or proceeding. Each of the parties hereto further covenants and agrees that, until the expiration of all applicable statutes of limitations relating to potential claims under this Agreement, each such party shall maintain a duly appointed agent for the service of summonses and other legal process in the State of Delaware, and shall promptly notify the other party hereto of any change in the name or address of its Service Agent and the name and address of any replacement for its Service Agent, if such agent is no longer the Service Agent named herein. This Section 7.13 is meant to comply with 6 Del.
C. Section 2708. For the purposes of this Agreement, "Service Agent" means, for GM and for Hughes, The Corporation Trust Company, with offices on the date hereof at 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801, or, for either party, such other Person at such other address as such party may specify in a notice provided to the other party after the date of this Agreement in accordance with Section 7.13 of this Agreement.

     Section 7.14. Conditions to Obligation to Close. The obligations of GM and Hughes hereunder (other than Section 1.3) shall be subject to the consummation of the Split-Off.

                                    * * * * *

     IN WITNESS WHEREOF, each of the undersigned, intending to be legally bound, has caused this Agreement to be duly executed and delivered on the date first set forth above.

                                        GENERAL MOTORS CORPORATION


                                        By: /s/ Warren G. Andersen
                                            ----------------------------
                                        Name: Warren G. Andersen
                                              --------------------------
                                        Title: Assistant General Counsel


                                        HUGHES ELECTRONICS CORPORATION


                                        By: /s/ Larry D. Hunter
                                            ----------------------------
                                        Name: Larry D. Hunter
                                              --------------------------
                                        Title: Senior Vice President
                                               and General Counsel